                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)


                              TREND MINING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                ASHER B. EDELMAN
                            C/O THE EDELMAN COMPANIES
                                717 FIFTH AVENUE
                            NEW YORK, NEW YORK 10022
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
                                COMMUNICATIONS)

                               - with copies to -

                              MARGO L. LEVINE, ESQ.
                    TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                                NOVEMBER 3, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


----------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------                                         ---------------------
CUSIP No.                                                     Page 2 of 15 Pages
------------------                                         ---------------------

--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        EDELMAN VALUE PARTNERS, L.P.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A GROUP*                              (a) X
                                                                           (b)

--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCES OF FUNDS

        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE, USA
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER                   0

  NUMBER OF       --------------------------------------------------------------
    SHARES        8.   SHARED VOTING POWER           629,300
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         9.   SOLE DISPOSITIVE POWER              0
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER      629,300
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  629,300
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     2.09%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                         ---------------------
CUSIP No.                                                     Page 3 of 15 Pages
------------------                                         ---------------------

--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        EDELMAN VALUE FUND, LTD.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A GROUP*                              (a) X
                                                                           (b)

--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCES OF FUNDS

        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER             0

  NUMBER OF       --------------------------------------------------------------
    SHARES        8.   SHARED VOTING POWER           693,100
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         9.   SOLE DISPOSITIVE POWER        0
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER      693,100
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  693,100
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     2.30%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                                                               ---------------------
CUSIP No.                                                                                           Page 4 of 15 Pages
------------------                                                                               ---------------------

----------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ASHER B. EDELMAN
----------------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A GROUP*                                                            (a)  X
                                                                                                           (b)

----------------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4.        SOURCES OF FUNDS

          PF, AF
----------------------------------------------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

----------------------------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
----------------------------------------------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER              543,400
                    --------------------------------------------------------------------------------------------------
                    8.   SHARED VOTING POWER                 2,048,400  (COMPRISED  OF SHARES OWNED BY EDELMAN VALUE
    NUMBER OF            PARTNERS,  L.P., EDELMAN VALUE FUND, LTD., LT II PARTNERS, L.P., EDELMAN FAMILY PARTNERSHIP
      SHARES             AND ASHER B. EDELMAN AND ASSOCIATES LLC)
   BENEFICIALLY     --------------------------------------------------------------------------------------------------
     OWNED BY       9.   SOLE DISPOSITIVE POWER                  543,400
       EACH
    REPORTING       --------------------------------------------------------------------------------------------------
   PERSON WITH      10.  SHARED DISPOSITIVE POWER   2,048,400  (COMPRISED OF SHARES OWNED BY EDELMAN VALUE PARTNERS,
                         L.P., EDELMAN VALUE FUND, LTD., LT II PARTNERS,  L.P., EDELMAN FAMILY PARTNERSHIP AND ASHER
                         B. EDELMAN AND ASSOCIATES LLC)
----------------------------------------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,591,800   (COMPRISED  OF  SHARES  OWNED  BY
          ASHER B. EDELMAN,  EDELMAN VALUE PARTNERS,  L.P.,  EDELMAN VALUE FUND, LTD., LT II PARTNERS,  L.P., EDELMAN
          FAMILY PARTNERSHIP AND ASHER B. EDELMAN AND ASSOCIATES LLC)
----------------------------------------------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

----------------------------------------------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     8.59%
----------------------------------------------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          IN
----------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                     -----------------------
CUSIP No.                                                     Page 5 of 15 Pages
--------------------                                     -----------------------


--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       LT II PARTNERS, L.P.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A GROUP*                               (a) X
                                                                           (b)

--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCES OF FUNDS

       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE, USA
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER             0

  NUMBER OF       --------------------------------------------------------------
    SHARES        8.   SHARED VOTING POWER           426,000
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         9.   SOLE DISPOSITIVE POWER        0
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER      426,000
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  426,000
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     1.41%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                   ---------------------------
CUSIP No.                                                     Page 6 of 15 Pages
------------------                                   ---------------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      EDELMAN FAMILY PARTNERSHIP
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A GROUP*                                (a) X
                                                                           (b)

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      PF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE, USA
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER             0

  NUMBER OF       --------------------------------------------------------------
    SHARES        8.   SHARED VOTING POWER           300,000
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         9.   SOLE DISPOSITIVE POWER        0
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER      300,000
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  300,000
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     0.99%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                               ---------------------------
CUSIP No.                                                     Page 7 of 15 Pages
----------------------                               ---------------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      ASHER B. EDELMAN AND ASSOCIATES LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A GROUP*                                (a) X
                                                                           (b)

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      INAPPLICABLE
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      TURKS AND CAICOS
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER          0

                  --------------------------------------------------------------
    NUMBER OF     8.    SHARED VOTING POWER               1,119,100 (COMPRISED
      SHARES            OF SHARES OWNED BY EDELMAN VALUE FUND, LTD., LT II
   BENEFICIALLY         PARTNERS, L.P. AND ASHER B. EDELMAN AND ASSOCIATES LLC)
     OWNED BY     --------------------------------------------------------------
       EACH       9.    SOLE DISPOSITIVE POWER              0
    REPORTING
   PERSON WITH    --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER   1,119,100 (COMPRISED OF
                        SHARES OWNED BY EDELMAN VALUE FUND, LTD., LT II
                        PARTNERS, L.P. AND ASHER B. EDELMAN AND ASSOCIATES LLC)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,119,100 (COMPRISED OF SHARES OWNED BY EDELMAN VALUE FUND, LTD., LT II PARTNERS, L.P. AND ASHER B. EDELMAN AND ASSOCIATES LLC)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11  3.71%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                               ---------------------------
CUSIP No.                                                     Page 8 of 15 Pages
----------------------                               ---------------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      A. B. EDELMAN MANAGEMENT COMPANY, INC.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A GROUP*                                (a) X
                                                                           (b)

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      INAPPLICABLE
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK, USA
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER            0

                    ------------------------------------------------------------
    NUMBER OF       8.  SHARED VOTING POWER          629,300
      SHARES
   BENEFICIALLY                   (SHARES OWNED BY EDELMAN VALUE PARTNERS, L.P.)
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER       0
    REPORTING
   PERSON WITH      ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER   629,300

                                  (SHARES OWNED BY EDELMAN VALUE PARTNERS, L.P.)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  629,300

                                  (SHARES OWNED BY EDELMAN VALUE PARTNERS, L.P.)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     2.09%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                               ---------------------------
CUSIP No.                                                     Page 9 of 15 Pages
----------------------                               ---------------------------

--------------------------------------------------------------------------------
15.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      IRVING GARFINKEL, AS CUSTODIAN FOR CHRISTOPHER ASHER EDELMAN UTMA/NY
--------------------------------------------------------------------------------
16.   CHECK THE APPROPRIATE BOX IF A GROUP*                                (a)
                                                                           (b) X

--------------------------------------------------------------------------------
17.   SEC USE ONLY

--------------------------------------------------------------------------------
18.   SOURCES OF FUNDS

      INAPPLICABLE
--------------------------------------------------------------------------------
19.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
20.   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                    21.   SOLE VOTING POWER          165,000

    NUMBER OF       ------------------------------------------------------------
      SHARES        22.   SHARED VOTING POWER        0
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         23.   SOLE DISPOSITIVE POWER     165,000
    REPORTING
   PERSON WITH      ------------------------------------------------------------
                    24.   SHARED DISPOSITIVE POWER   0
--------------------------------------------------------------------------------
25.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  165,000
--------------------------------------------------------------------------------
26.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
27.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     0.51%
--------------------------------------------------------------------------------
28.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
CUSIP No.    581243102                                       Page 10 of 15 Pages
--------------------------                           ---------------------------

ITEM 1  SECURITY AND ISSUER

         Title of Class of Securities

                  Common Stock, no par value per share (the "Shares")

         Name and Address of Issuer

                  Trend Mining Company (the "Issuer")
                  4881 East Shoreline Drive
                  Post Falls, Idaho 83854

This Amendment No. 3 (the "Amendment") is being filed, with respect to the Shares of the Issuer, a Montana corporation, by:

(i) Mr. Asher B. Edelman,

(ii) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"),

(iii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"),

(iv) Asher B. Edelman and Associates LLC, a Turks and Caicos limited liability company ("Edelman Associates"),

(v) LT II Partners, L.P., a Delaware limited partnership ("LT II Partners"),

(vi) Edelman Family Partnership, a Delaware partnership ("Edelman Family Partnership"),

(vii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), and

(viii) Mr. Irving Garfinkel, as custodian for Christopher Asher
Edelman, UTMA/NY.

(Such entities and individuals are collectively referred to herein as the "Reporting Persons").

This Amendment No. 3 amends the Schedule 13D filed by the Reporting Persons on February 13, 2001 as amended by Amendment No. 1 filed by the Reporting Persons on June 18, 2001 and Amendment No. 2 filed by the Reporting Person on November 7, 2002.

The purpose of this Amendment is to reflect the sale and gifting of Shares and the expiration of certain warrants and options to purchase Shares owned by the Reporting Persons.

--------------------------                           ---------------------------
CUSIP No.    581243102                                       Page 11 of 15 Pages
--------------------------                           ---------------------------


ITEM 2  IDENTITY AND BACKGROUND

Item 2 is hereby amended by adding the following:

(a) Irving Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY.

(b) Mr. Garfinkel has a business address at 717 Fifth Avenue, New York, New York 10022.

(c) Mr. Garfinkel's present principal occupation is self-employed accountant.

(d) During the last five years Mr. Garfinkel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.

(e) During the last five years Mr. Garfinkel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Garfinkel is a citizen of the United States of America.


ITEM 4  PURPOSE OF TRANSACTION

The Shares were gifted to Irving Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY, by Asher Edelman, Christopher Asher Adelman's father. The Issuer's Shares were acquired for investment.

Mr. Garfinkel intends to review the investment in the Company on a continuing basis and, depending upon various factors, including the Company's business affairs and financial position, the price levels of the Shares and conditions in the securities markets and general economic and industry conditions, will take such actions with respect to the investment in the Company as he deems appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional Shares through the open-market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

Except as set forth above, Mr. Garfinkel does not have any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

--------------------------                           ---------------------------
CUSIP No.    581243102                                       Page 12 of 15 Pages
--------------------------                           ---------------------------

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or in dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amended; or

         (j) any action similar to any of those enumerated above.


ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 30,163,874 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the period ended June 30, 2003 filed on August 18, 2003.

(a) Item 5(a) is hereby amended and restated as follows: As of the close of business on November 3, 2003:

         (i) Edelman Value Partners beneficially owns 629,300 Shares which constitute approximately 2.09% of the outstanding Shares; warrants and options to purchase 306,375 Shares held by it have expired.

         (ii) Edelman Management owns no Shares. However, as sole General Partner of Edelman Value Partners, it may be deemed by the provisions of Rule 13d-3 of the rules promulgated under the Exchange Act of 1934 (the "Exchange Act Rules") to beneficially own the 629,300 Shares held by Edelman Value Partners which constitute approximately 2.09% of the outstanding Shares.

--------------------------                           ---------------------------
CUSIP No.    581243102                                       Page 13 of 15 Pages
--------------------------                           ---------------------------

         (iii) Edelman Value Fund beneficially owns 693,100 Shares which constitute approximately 2.30% of the outstanding Shares; warrants and options to purchase 465,125 Shares held by it have expired.

         (iv) LT II Partners beneficially owns 426,000 Shares which constitute approximately 1.41% of the outstanding Shares; warrants and options to purchase 500,000 Shares held by it have expired.

         (v) Edelman Associates owns no Shares. However, as the Investment Manager of Edelman Value Fund and LT II Partners, it may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules to beneficially own the 693,100 Shares that are held by Edelman Value Fund and the 426,000 Shares that are held by LT II Partners which, in the aggregate, constitute approximately 3.71% of the outstanding Shares. Options to purchase 100,000 Shares held by Edelman Associates have expired.

         (vi) Edelman Family Partnership beneficially owns 300,000 Shares which constitute approximately 0.99% of the outstanding Shares.

         (vii) Irving Garfinkel, custodian for Christopher Asher Edelman UTMA/NY, beneficially owns 165,000 Shares which constitute approximately 0.51% of the outstanding Shares.

         (viii) Asher B. Edelman owns 543,040 Shares directly. In addition,

                  (A) as the President and sole director of Edelman Management, which is the sole General Partner of Edelman Value Partners,

                  (B) as the Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund and LT II Partners, and

                  (C) as the General Partner of Jacobson Family Investments,

Mr. Edelman may be deemed, under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of

                           (1) the 629,300 Shares held by Edelman Value
                           Partners,

                           (2) the 693,100 Shares held by Edelman Value Fund,

                           (3) the 426,004 Shares held by LT II Partners, and

                           (4) the 300,000 Shares held by Edelman Family Partnership.

--------------------------                           ---------------------------
CUSIP No.                                                    Page 14 of 15 Pages
--------------------------                           ---------------------------

Such shares, comprising a total of 2,591,800 Shares in the aggregate (including the Shares held directly by Mr. Edelman), constitute approximately 8.59% of the outstanding Shares. Warrants to purchase 375,000 Shares held directly by Mr. Edelman have expired.

(c) Item 5(c) is hereby amended and restated as follows:

Mr. Edelman sold the Shares in the open market on the dates and for the prices per share listed below:

Date                         # of Shares sold               Price per Share
----                         ----------------               ---------------
July 21, 2003                     25,000                         $0.16
July 22, 2003                     15,000                         $0.15
September 26, 2003                50,000                         $0.26
September 29, 2003                71,200                         $0.25
September 30, 2003                10,000                         $0.26
October 7, 2003                   28,800                         $0.32
October 28, 2003                  10,000                         $0.41
October 30, 2003                  36,600                         $0.40
October 31, 2003                  10,000                         $0.39
November 3, 2003                  40,000                         $0.32

Additionally, on October 1, 2001, Mr. Edelman gifted an aggregate of 60,000 Shares, 45,000 Shares to the Edelman Family Partnership and 15,000 to Irving Garfinkel as custodian for Christopher Asher Edelman UTMA/NY.

--------------------                                 ---------------------------
CUSIP No.                                                    Page 15 of 15 pages
--------------------                                 ---------------------------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             November 10, 2003
                                             -----------------------------------
                                                   (Dated)


                                             /s/ Asher B. Edelman
                                             -----------------------------------

Asher B. Edelman, for himself and as attorney-in-fact for each of Edelman Value Partners, L.P., Edelman Value Fund, Ltd., LT II Partners, L.P., Edelman Family Partnership, Asher B. Edelman & Associates LLC. and A.B. Edelman Management Company, Inc.

                                             /s/ Irving Garfinkel_________
                                             -----------------------------------
                                             Irving Garfinkel, as Custodian for
                                             Christopher Asher Edelman
                                             UTMA/NY